June 21, 2021

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attn: Eric McPhee, Esq. and Kristina Marrone, Esq.

Re:	Green Stream Holdings Inc.
Amendment No. 5 to Form 10-12G
Filed May 4, 2021
File No. 000-53279

Dear Mr. McPhee and Ms. Marrone:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Green Steam Holdings, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the amendment to Issuer’s Registration Statement on Form 10, filed on May 5, 2021 (the “Registration Statement”) provided in your letter dated May 21, 2021 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 6 to Registration Statement on Form 10 filed on June 14, 2021. Our responses follow the text of each Comment, which we have reproduced below for your convenience.

Amendment No. 5 to Form 10-12G

Description of Products and Service, page 5

1.	We note your response to prior comment two. Your disclosure in this section is inconsistent as to whether you will first enter into PPAs and then develop and construct the solar systems, or whether you will market the PPAs after the solar systems are built. If the latter, please discuss the speculative nature of your development and construction of the solar systems, and the risk that resources required to complete the systems would not be recouped through revenue generated from PPAs.

We have revised the disclosure to state that we will do not intend to enter into PPAs, nor ever intended to construct the solar systems, but will be marketing community solar projects. The Company intends to sell energy back to utilities through net metering agreements, not to individual, residential customers.

Plan of Operation, page 6

2.	We understand from your response to prior comment three that you expect the lease at Imlay Street to be voided. Please revise disclosure in the filing that the Imlay project is “suspended” to provide a more thorough explanation of the status of the project at this property. In addition, we note that you have filed as exhibits leases for properties located in Larchmont, NY, New Rochelle, NY and Newark, NJ, which are not discussed in the filing, and that you have discussed a second “active” location in Bellport, NY at 607 Station Road that you have not filed an exhibit for. You have also listed the property at Ferry St., Newark, NJ in your timetable for solar installations on page 6, but you do not list this location among the leases you have entered into on page 4. Finally, we note that the Amergy letter of intent filed as Exhibit 10.10 contemplates work at properties located on Victory Blvd, Staten Island NY, and Austin Blvd., Island Park NY, neither of which is referenced in the filing or represented in a lease agreement filed as an exhibit. Please carefully review your disclosures for accuracy and reconcile references to the properties for which you have entered into lease agreements and the current status of your activities at those properties, and ensure that you have filed all material leases as exhibits to the registration statement.

U.S. Securities and Exchange Commission

June 21, 2021

We have revised the registration statement to remove the discussion of the Imlay Street project as that project is now considered terminated due to the bankruptcy of the building owner and have removed the lease from the discussion of the plan of operation and as an exhibit. We have also removed the leases for the Newark property and Victory Boulevard, Staten Island as an exhibit and/or from the disclosures as these leases are also terminated at this time. Moreover, we have updated the disclosure in the plan of operations to provide for the current status of activities at these properties and included the lease to 607 Station Road as Exhibit 10.8 to the Registration Statement.

Item 5. Directors and Executive Officers, page 32

3.	We note that in your supplemental response to prior comment five, you state that Mr. Sheikh no longer serves as your Chief Financial Officer. As requested in the comment, please identify the individual, if any, who serves as Chief Financial Officer, and provide the information required by Item 401 of Regulation S-K.

We have amended the Signature on the Registration Statement to state the following to clearly identify the undersigned as the Principal Financial and Accounting Officer in the signature block as follows:

GREEN STREAM HOLDINGS, INC.

By: /s/ James C. DiPrima_

Name: James C. DiPrima

Title: Chief Executive Officer (Principal

Executive, Accounting and Financial Officer)

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ James C. DiPrima

James C. DiPrima, Chief Executive Officer